Paul Hastings

Paul Hastings • Gaikokuho Kyodo Jigyo
34F Ark Mori Bldg., P.O. Box 577
1-12-32, Akasaka, Minato-Ku, Tokyo 107-6034 Japan
telephone 81 3 6229 6100 facsimile 81 3 6229 7100 www.paulhastings.com


05013648

File No.: 82-34801

011-81-3-6229-6014
howardcheng@paulhastings.com


SEC MAIL PROCESSING
RECEIVED
DEC 29 2005
WASH, D.C. 156 SECTION

December 28, 2005

SUPPL

Office of International Corporate Finance
Attn: Mr. Paul M. Dudek
SEC Headquarters
100 F Street, NE
Washington, DC 20549
Office of Investor Education and Assistance
(202) 551-6551

Re: HOYA CORPORATION – Information Required Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

On behalf of HOYA CORPORATION, a corporation incorporated under the laws of Japan, we hereby furnish to the U.S. Securities and Exchange Commission the information set forth in Annex A attached hereto pursuant to Rule 12g3-2(b)(1)(iii) under the U.S. Securities Exchange Act of 1934, as amended.

In the event of any questions, please do not hesitate to contact the undersigned.

Kindly acknowledge your receipt of this letter and the disclosures transmitted herewith by stamping the enclosed receipt copy of this letter and returning the same to our awaiting messenger.

Very truly yours,



Howard Cheng
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

PROCESSED
JAN 05 2006
THOMSON
FINANCIAL

Enclosures

cc: Mr. Naoji Ito
HOYA CORPORATION

TKO # 73210.9

File No: 82-34801

# LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED SINCE DECEMBER 1, 2005

December 22, 2005

A. ENGLISH LANGUAGE DOCUMENTS

1. Notification for Issuing Stock Options (New Share Subscription Rights) on December 22, 2005 submitted to the Tokyo Stock Exchange (Exhibit 1).

B. JAPANESE LANGUAGE DOCUMENTS

1. Notification for Issuing Stock Options (New Share Subscription Rights) on December 22, 2005 submitted to the Tokyo Stock Exchange (Exhibit 2). English translation also attached (Exhibit 1).

December 22, 2005

To whom it may concern

HOYA CORPORATION
Hiroshi Suzuki, CEO
Stock Code: 7741

## Notification for Issuing Stock Options (New Share Subscription Rights)

In a meeting of the Board of Directors on December 22, 2005, HOYA CORPORATION "the Company" decided to grant stock options to directors and employees of the company and its subsidiaries in order to raise volition to the improvement in business performance. The details are as follow.

1. The number of people to be granted stock options:
   Directors and employees of the company and its subsidiaries, a total of 183 people.

2. A total number of stock options to be issued:
   2,225 stock options (each stock option is equivalent to four hundreds common shares)

3. Issuing price for stock options:
   Issued at no cost to the receiver

4. The number and type of shares to be issued for stock options:
   890,000 common shares

5. The issuing date:
   Sunday, January 1, 2006

6. The amount to be paid at exercising stock options:
   4,150 Japanese Yen per share
   (The amount to be paid per share is equivalent to the closing share price at Tokyo stock market on the previous date of the board meeting (Wednesday, December 21, 2005) where the Company decided to grant stock options.)

7. The total amount of issuing price for stock options:
   3,693,500,000 Japanese Yen

8. The amount to be included in shareholders equity at exercising of stock options:
   2,075 Japanese Yen per share

9. The period to exercise stock options:
   From October 1, 2006 to September 30, 2015

(Notes)

(1) The date of the board meeting the proposal submitted for granting stock options at the 67th ordinary general shareholders meeting: April 20, 2005

(2) The date of the proposal approved at the 67th ordinary general shareholders meeting: June 17, 2005

平成17年12月22日

各　位

会社名　HOYA株式会社
代表者名　代表執行役CEO 鈴木 洋
(コード番号7741東証第一部)
問合せ先　HRDセンター　河原 和夫
(TEL 03-3232-5629)

ストック・オプション(新株予約権)に関するお知らせ

当社は、平成17年12月22日開催の当社取締役会において、当社および当社子会社の取締役および社員に対して、業績向上に対する意欲や士気を高めることを目的としたストック・オプションとして、新株予約権を発行することを決定いたしましたので下記のとおりお知らせいたします。

記

1. 新株予約権の割当対象者
当社および当社子会社の取締役および社員 計183名

2. 発行する新株予約権の総数
2,225個(新株予約権1個あたりの目的となる株式数400株)

3. 新株予約権の発行価額
無償とします。

4. 新株予約権の目的たる株式の種類および数
当社普通株式　890,000株

5. 新株予約権の発行日
平成18年1月1日(日曜日)

6. 新株予約権の行使に際しての払込金額
1株あたり4,150円
1株あたりの払込金額は、東京証券取引所における当社株式普通取引の新株予約権発行決議日前日(平成17年12月21日(水曜日))の終値4,150円といたしました。

7. 新株予約権の行使により発行する株式の発行価額の総額
3,693,500,000円

8. 新株予約権の行使により株式を発行する場合において資本に組み入れる額
1株あたり2,075円

9. 新株予約権の権利行使期間
平成18年10月1日から平成27年9月30日まで

(ご参考)
(1)定時株主総会付議のための取締役会決議日　平成17年4月20日
(2)第67期定時株主総会決議日　平成17年6月17日

以上